[redacted]

08002976

GRASIM

ADITYA BIRLA GROUP

082-03322

RECEIVED
2008 JUN -2 P 1:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

11th April, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

1. Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Tuesday, the 29th April, 2008. The Agenda of the meeting amongst other items will include the following:-

   i) to consider and approve the audited accounts of the Company for the year ended 31st March, 2008; and

   ii) to recommend payment of dividend on Equity shares for the year ended 31st March, 2008.

2. As the Company is declaring its Audited Annual Results within 3 months from the close of the financial year, we will not publish the unaudited financial results for the last quarter ended on 31st March, 2008.

Thanking you,

Yours faithfully,

PROCESSED
JUN 04 2008
THOMSON REUTERS

Ashok Malu
Company Secretary

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)